UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 13, 2018

WMIH Corp.

(Exact name of registrant as specified in charter)

Delaware	001-14667	91-1653725
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 Fifth Avenue, Suite 4100 Seattle, Washington (Address of principal executive offices)	98104 (Zip Code)

(206) 922-2957

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement

On July 13, 2018, Wand Merger Corporation (the “Issuer”), a wholly-owned subsidiary of WMIH Corp. (the “Company” or “WMIH”), closed the previously announced offering (the “Offering”) of $950,000,000 aggregate principal amount of the Issuer’s 8.125% Notes due 2023 (the “2023 Notes”) and $750,000,000 aggregate principal amount of the Issuer’s 9.125% Notes due 2026 (the “2026 Notes” and, together with the 2023 Notes, the “Notes”). The Issuer sold the Notes to the initial purchasers in the Offering, which was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Notes were offered for resale to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

The proceeds from the Notes were funded into escrow, which upon release will be used, together with the proceeds from the issuance of the Company’s common stock and the Company’s cash and restricted cash on hand, to consummate the Company’s previously announced acquisition of Nationstar Mortgage Holdings Inc. (“Nationstar”) and the refinancing of certain of Nationstar’s existing debt and to pay related fees and expenses or otherwise in accordance with the terms of the escrow agreement, dated as of July 13, 2018, among the Issuer, Wells Fargo Bank, National Association, as trustee (in such capacity, the “Trustee”), and Wells Fargo Bank, National Association, as escrow agent. At the consummation of the acquisition, the Issuer will merge (the “Merger”) with and into Nationstar, with Nationstar surviving the Merger as a wholly-owned subsidiary of the Company. As a result of the Merger, Nationstar will assume all of the Issuer’s obligations under the Notes (the “Assumption”).

If the Merger is not consummated on or prior to November 12, 2018 (as such date may be extended pursuant to the agreement governing the Merger (the “Merger Agreement”)), or if prior to such date, the Merger Agreement is terminated, the Notes will be subject to a special mandatory redemption at a redemption price of 100.0% of the initial issue price of the Notes, plus accrued and unpaid interest to the redemption date.

The Notes were issued pursuant to the Indenture, dated as of July 13, 2018 (the “Indenture”), among the Issuer, the Company and the Trustee. Interest on the 2023 Notes accrues beginning on July 13, 2018 at a rate of 8.125% per year. Interest on the 2026 Notes accrues beginning on July 13, 2018 at a rate of 9.125% per year. Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The 2023 Notes mature on July 15, 2023 and the 2026 Notes mature on July 15, 2026.

The Indenture contains customary terms, events of default and covenants for an issuer of non-investment grade debt securities. These covenants include limitations on, among other things, incurring additional debt or issuing certain preferred shares, paying dividends on or making other distributions in respect of capital stock or making other restricted payments, making certain investments, selling or transferring certain assets, creating liens on certain assets to secure debt, consolidating, merging, selling or otherwise disposing of all or substantially all assets, entering into certain transactions with affiliates and designating subsidiaries as unrestricted subsidiaries.

Prior to (i) July 15, 2020, in the case of the 2023 Notes, and (ii) July 15, 2021, in the case of the 2026 Notes, the Issuer may, at its option and on any one or more occasions, redeem some or all of the Notes of such series at a make-whole price plus accrued and unpaid interest to the redemption date.

Prior to (i) July 15, 2020, in the case of the 2023 Notes, and (ii) July 15, 2021, in the case of the 2026 Notes, the Issuer may, at its option and on any one or more occasions, redeem up to 40% of the aggregate principal amount of the Notes of such series, in each case, with an amount equal to or less than the net proceeds from certain equity offerings at a redemption price of 108.125%, in the case of the 2023 Notes, and 109.125%, in the case of the 2026 Notes, plus accrued and unpaid interest to the redemption date.

On or after (i) July 15, 2020, in the case of the 2023 Notes, and (ii) July 15, 2021, in the case of the 2026 Notes, the Issuer may, at its option and on any one or more occasions, redeem some or all of the Notes of such series at the applicable redemption prices set forth in the Indenture, plus accrued and unpaid interest to the redemption date.

If a “change of control” (as defined in the Indenture) occurs, the holders of the Notes may require the Issuer to purchase for cash all or a portion of their Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the repurchase date. The Merger will not constitute a “change of control” under the Indenture.

Prior to the consummation of the Merger, the Notes will initially be senior obligations of the Issuer, secured by the escrowed property. Upon the consummation of the Merger and the Assumption, the Notes will be senior unsecured obligations of the Issuer and will rank senior in right of payment to any future subordinated indebtedness of the Issuer, equally in right of payment with all existing and future senior indebtedness of the Issuer and effectively subordinated to any future secured indebtedness of the Issuer to the extent of the value of collateral securing such indebtedness.

Prior to the consummation of the Merger, the Notes will be fully and unconditionally guaranteed by the Company. Upon the consummation of the Merger and the Assumption, the Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company and each of Nationstar’s existing and future wholly-owned domestic subsidiaries (other than certain excluded subsidiaries). The guarantees will be senior unsecured obligations of the guarantors and will rank senior in right of payment to any future subordinated indebtedness of the guarantors, equally in right of payment with all existing and future senior indebtedness of the guarantors and effectively subordinated to any future secured indebtedness of the guarantors to the extent of the value of collateral securing such indebtedness. The Notes and the guarantees will be structurally subordinated to the indebtedness and liabilities of the Company’s subsidiaries that do not guarantee the Notes.

The foregoing summaries of the Indenture and the Notes do not purport to be complete and are qualified in their entirety by reference to the Indenture, a copy of which is filed as Exhibit 4.1 to this Form 8-K, and such documents are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The description above under Item 1.01 is incorporated into this Item 2.03 by reference.

Item 8.01 Other Information

Item 1.01 above is incorporated into this Item 8.01 by reference.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving WMIH and Nationstar. WMIH has filed a registration statement on Form S-4, and WMIH and Nationstar each filed the definitive joint proxy statement/prospectus with the SEC on May 31, 2018. The definitive joint proxy statement/prospectus was sent to the stockholders of WMIH and Nationstar on or about June 1, 2018, after the registration statement on Form S-4 was declared effective by the SEC on May 31, 2018. WMIH and Nationstar may also file other documents with the SEC regarding the proposed merger transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any investment decision, investors and security holders of WMIH and Nationstar are urged to carefully read the entire registration statement and definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by WMIH and Nationstar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by WMIH may be obtained free of charge from WMIH at www.wmih-corp.com, and the documents filed by Nationstar may be obtained free of charge from Nationstar at www.nationstarholdings.com. Alternatively, these documents, when available, can be obtained free of charge from WMIH upon written request to WMIH Corp., 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104, Attn: Secretary, or by calling (206) 922-2957, or from Nationstar upon written request to Nationstar Mortgage Holdings Inc., 8950 Cypress Waters Blvd, Dallas, TX 75019, Attention: Corporate Secretary, or by calling (469) 549-2000.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, WMIH’s and Nationstar’s expectations or predictions of future financial or business performance or conditions. All statements other than statements of historical or current fact included in this communication that address activities, events, conditions or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business and these statements are not guarantees of future performance. Forward-looking statements may include the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “strategy,” “future,” “opportunity,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in WMIH’s Form 10-K for the year ended December 31, 2017 under Risk Factors in Part I, Item 1A and Nationstar’s Form 10-K for the year ended December 31, 2017 under Risk Factors in Part I, Item 1A and any subsequently filed Quarterly Reports on Form 10-Q. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and

WMIH and Nationstar believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither WMIH nor Nationstar is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, except as required by law. Readers should carefully review the statements set forth in the reports, which WMIH and Nationstar have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in WMIH’s and Nationstar’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Merger, the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Merger; failure to realize the benefits expected from the proposed Merger; the effects of pending and future legislation; risks associated with investing in mortgage loans and mortgage servicing rights and changes in interest rates; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; macroeconomic factors beyond WMIH’s or Nationstar’s control; risks related to WMIH’s or Nationstar’s indebtedness and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Exhibit

4.1	Indenture, dated as of July 13, 2018, among the Issuer, the Company and Wells Fargo Bank, National Association, as Trustee

4.2	Form of Global Note for 8.125% Notes due 2023 (included in Exhibit 4.1)

4.3	Form of Global Note for 9.125% Notes due 2026 (included in Exhibit 4.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WMIH Corp.

Date: July 13, 2018	By:	/s/ Charles Edward Smith
Charles Edward Smith Executive Vice President